FILED BY NORTHROP GRUMMAN CORPORATION
                              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14d-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS SHIPBUILDING INC.
                              COMMISSION FILE NO.: 1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:        310-553-6262
Fax:              310-556-4561

Contact: Frank Moore (Media) (310) 201-3335
         Gaston Kent (Investors) (310) 201-3423

FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN ANNOUNCES COMPLETION
------------------------------------------------------------------------
OF MERGER WITH NEWPORT NEWS SHIPBUILDING
------------------------------------------------------------------------

     Los Angeles - Jan. 18, 2002 - Northrop Grumman Corporation (NYSE:
NOC) announced today that it has completed the acquisition of the shares of Newport News Shipbuilding Inc. common stock not previously purchased in its tender offer that expired on Nov. 29, 2001.

     As a result of the statutory merger completed Friday, Northrop Grumman now owns 100 percent of Newport News. Newport News shareholders who surrendered their shares in the merger will receive either 0.7193 shares of Northrop Grumman common stock or $67.50 in cash, subject to proration procedures and other limitations described in the documents previously mailed to Newport News stockholders.

     Northrop Grumman will announce shortly the proration calculations in connection with the completion of the merger.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THE ABOVE NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE MERGER OF NORTHROP GRUMMAN AND NEWPORT NEWS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY NOT BE REALIZED, OR MAY VARY MATERIALLY FROM RESULTS THAT MAY BE DISCUSSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE RISKS INHERENT IN THE SUCCESSFUL INTEGRATION OF NEWPORT NEWS INTO NORTHROP GRUMMAN'S BUSINESS, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF THE PRODUCTS AND SERVICES OF THE COMBINED COMPANIES, NORTHROP GRUMMAN'S ABILITY TO REMAIN COMPETITIVE IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACE, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN EACH COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, NORTHROP GRUMMAN'S REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

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